HARMONY GOLD MINING COMPANY LIMITED

Randfontein Office Park Cnr Main Reef Road and Ward Avenue, Randfontein 1759	PO Box 2, Randfontein, 1760 Johannesburg South Africa	T +27 11 411 2000 F +27 11 411 2070 W www.harmony.co.za	NYSE and NASDAQ trading symbol HMY JSE trading symbol HAR
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
100 F STREET, NE
WASHINGTON, D.C.
20549
25 May 2009

FOR ATTENTION:	MARK WOJCIECHOWSKI STAFF ACCOUNTANT

RE:	Harmony Gold Mining Company Limited Form 20-F for Fiscal Year Ended June 30, 2008 Filed October 29, 2008 File No. 1-31545
Dear Sir:
Reference is made to the Staff’s comment letter dated March 30, 2009 in respect of the Harmony Gold Mining Company Limited (the “Company”) Form 20-F for the year ended June 30, 2008. Set forth below in detail is the response to the Staff’s comment, which follows the text of the comment in the Staff letter:
Form 20-F for the Fiscal Year Ended June 30, 2008
Financial Statements
General
1.	We note you previously reported your consolidated financial statements in Form 20-F prepared in accordance with U.S. GAAP. As your current Form 20-F is your first filing with the SEC of consolidated financial statements prepared in accordance with IFRS, please revise your filing to include a reconciliation from U.S. GAAP to IFRS in a form and level sufficient to explain all material adjustments to the balance sheet, income statement, and cash flow statement. The reconciliation should contain a level of information consistent with Item 17 of Form 20-F. Please contact us at the numbers at the end of this letter to discuss.

Response: We acknowledge the staff’s comment and propose to amend our 2008 Form 20-F to include the following supplemental financial statement schedule in the form attached as Schedule I. The financial statement schedule includes a reconciliation of the Group’s:
•	Shareholders’ equity reported under U.S. GAAP to its shareholders’ equity under IFRS as of June 30, 2007; and

•	Loss reported under U.S. GAAP to its profit/(loss) under IFRS for the fiscal years ended June 30, 2007 and 2006, respectively.
We would like to advise the Staff that a reconciliation of the consolidated cash flow statements under U.S. GAAP to the consolidated cash flow statements under IFRS for the fiscal years ended June 30, 2007 or 2006 has not been included. This determination was made on the basis of the Staff’s accommodation under Item 17 of Form 20-F to foreign private issuers to allow presentation of cash flow statements prepared in accordance with IAS 7 without reconciliation to U.S. GAAP.
The financial statement schedule will be accompanied by a report by our Independent Registered Public Accountant Firm, PricewaterhouseCoopers Inc, confirming that their audits of the consolidated financial statements and of the effectiveness of internal control over financial reporting referred to in their report dated October 27, 2008, also included an audit of the financial statement schedule, and that the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.
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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission. It understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully
/s/ F Abbott
F Abbott
Chief Financial Officer

Cc:	Jill S. Davis Kevin Stertzel

SCHEDULE I
The consolidated financial statements of Harmony Gold Mining Company Limited and its subsidiaries (collectively “Harmony” or “the Group”) included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The principal differences between IFRS as issued by the IASB and U.S. GAAP that affect consolidated net (loss)/profit for the years ended June 30, 2007 and 2006, and total shareholders’ equity as at June 30, 2007, are presented below.

		U.S. Dollar
		Year ending 30 June,
Figures in million	Notes	2007	2006

Net loss under U.S. GAAP		(295)	(156)

Reconciling items		346	65
Borrowings	d	(10)	(10)
Impairment of listed investment	e	51	—
Impairment of property, plant and equipment	f	11	40
Provision for environmental rehabilitation	g	(11)	(6)
Transfer of ARM shares to the ARM Trust	h	300	63
Other items	i	1	1
Tax		4	(23)

Net profit/(loss) under IFRS		51	(91)

		U.S. Dollar
		As at 30 June,
Figures in million	Notes	2007

Equity under U.S. GAAP		3,062

Reconciling items		304
Business combinations — goodwill	a	(14)
Business combinations — purchase price	b	300
Business combinations — acquisition of minorities	c	(53)
Borrowings	d	17
Impairment of property, plant and equipment	f	52
Provision for environmental rehabilitation	g	(27)
Other items	i	9
Tax		20

Equity under IFRS		3,366

Notes to Schedule 1:
a) Business combinations — goodwill
Under IFRS, prior to 2004, goodwill was amortized using the straight line method over the estimated life of the underlying asset. Under U.S. GAAP, goodwill is not subject to amortization. Instead, the Group evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. From July 1, 2004, treatment under IFRS and U.S. GAAP is consistent.

b) Business combinations — purchase price
Under IFRS, equity securities issued as consideration for the acquisitions of Evander Gold Mines Limited, African Rainbow Minerals Gold Limited and Avgold Limited were valued on the date they were issued. Under U.S. GAAP, equity securities issued as consideration in a business combination are valued a few days before and after the terms of the transaction are announced. The difference in valuation of purchase consideration resulted in a different allocation to acquired property, plant and equipment and therefore also impacts depreciation expense between IFRS and U.S. GAAP.
c) Business combinations — acquisition of minorities
The acquisition of Abelle was effected through successive share purchases. In particular, the Group controlled Abelle at the dates of the acquisition of additional shares during the years ended June 30, 2003 and 2004. Under IFRS, the Group’s policy is to record no fair value adjustment to the identifiable net assets acquired and to account for the excess purchase price over the carrying value of the minority interests in equity. Under U.S. GAAP, mining assets were recorded at their fair value for the additional interest acquired. Since the related mineral rights related to exploration and development-stage interests, there has been no impact on depreciation expense.
d) Borrowings
Under IFRS, the international unsecured fixed rate convertible bond totaling $251.9 million is split between a debt component and an equity component. Under U.S. GAAP the entire loan is classified as debt. As a result of the higher liability recorded, interest expense is higher under U.S. GAAP.
e) Impairment of listed investment
Under IFRS, a financial asset is impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that this loss event has an impact on the estimated future cash flows of the financial asset. As of June 30, 2007, the Group’s investment in Gold Fields Limited (“Gold Fields”) were not considered impaired due to the absence of a loss event as required by IFRS, particularly since the decline in share price was not considered significant due to similarities with previous occasions where declines and subsequent improvements occurred. However, since the shares were sold subsequent to year-end, but before the issuance of the U.S. GAAP financial statements, an impairment charge was recorded under U.S. GAAP. The unrealized loss recorded as a separate component of shareholders’ equity under IFRS at June 30, 2007 was reclassified to the consolidated income statement during the year ended June 30, 2008, as part of realized loss on sale, and therefore has no continuing impact.
f) Impairment of property, plant and equipment
Under IFRS, impairment of long-lived assets, such as property, plant and equipment, is assessed based upon discounted cash flows. If impairment is indicated, assets are written down to higher of their fair value less costs to sell and value in use, also based on discounted cash flows. Under U.S. GAAP, impairment of long-lived assets is first assessed based upon undiscounted cash flows for assets to be held and used. Only if undiscounted cash flows are less than carrying amount, is an impairment loss recognized and measured based on the fair value of such assets (discounted cash flows).
In addition, reversal of impairment losses is required under IFRS in certain circumstances, except for goodwill, but prohibited under U.S. GAAP. The difference relating to the impairment of property, plant and equipment in the financial statement schedule relates primarily to the reversal of impairment charges that were recorded under IFRS, but not under U.S. GAAP.
g) Provision for environmental rehabilitation
(i) Revisions to the asset retirement obligation

Subsequent to initial recognition, asset retirement obligations are adjusted for changes in estimated cash flows, and accreted, based on current market-based discount rates under IFRS. Under U.S. GAAP, the Group recognized changes in asset retirement obligations due to the passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure the change was the credit-adjusted, risk-free rate that existed when the liability, or portion thereof, was initially measured. In addition, under U.S. GAAP, upward revisions in the estimated cash flows were discounted by using a current credit-adjusted, risk-free rate, and downward revisions were discounted by using the credit-adjusted, risk-free rate that existed when the original liability was recognized.
(ii) Amortization of rehabilitation asset
The rehabilitation assets carrying value under IFRS is different to that under U.S. GAAP, mainly as a result of the unique transition provisions under SFAS No. 143 and revisions to the asset retirement obligation described above, which results in a different amortization charge.
h) Transfer of ARM shares to the ARM Trust
Although the transfer of the ARM shares to the ARM Trust was not recognized as a sale under either IFRS or U.S. GAAP, the Group designated the investment in ARM at fair value through profit and loss under IFRS. This had the impact of effectively offsetting gains from an increase in value of the shares against the financial liability arising from the fact that the upside on such shares legally belonged to the beneficiaries of the ARM Trust. U.S. GAAP did not, at the time, permit the designation of a financial asset at fair value through profit or loss and the Group therefore continued to account for the investment as “available-for sale” with gains and losses arising from changes in the fair value of the shares excluded from earnings and included as a separate component of stockholders’ equity. In turn, under U.S. GAAP only, the Group recorded a derivative financial liability in respect of the increase in fair value of the shares through profit and loss to reflect the fact that the upside on appreciation of the ARM shares legally belonged to the intended beneficiaries of the ARM Trust. The adjustment has no impact on shareholders’ equity.
i) Other reconciling items
There are a number of other miscellaneous adjustments that are required to reconcile the U.S. GAAP net profit / loss and equity to IFRS which individually are not significant and therefore have been presented in aggregate.
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